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		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

				     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
	       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

____________________________________________________________________________
1.   Name and Address of Reporting Person*

Martino                            Stephen			D.
______________________________________________________________________________
   (Last)                           (First)             (Middle)

225 Franklin Street, 20th Floor
______________________________________________________________________________
				    (Street)

Boston					MA		02110
____________________________________________________________________________
   (City)                           (State)              (Zip)


____________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Detwiler, Mitchell & Co.  (Nasdaq: DMCO)
____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


____________________________________________________________________________
4.   Statement for Month/Day/Year

11/06/2002
____________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


============================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chief Financial Officer
____________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
____________________________________________________________________________



============================================================================
         Table I -- Non-Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned
============================================================================







                                                                                   6.
                                          4.                          5.           Owner-
                                          Securities Acquired (A) or  Amount of    ship
                              3.          Disposed of (D)             Securities   Form:        7.
                              Transaction (Instr. 3, 4 and 5)         Beneficially Direct       Nature of
                  2.          Code        --------------------------  Owned at End (D) or       Indirect
1.                Transaction (Instr. 8)              (A)     Price   of Month     Indirect     Beneficial
Title of Security Date        ----------  Amount      or              (Instr. 3    (I)          Ownership
(Instr. 3)        (mm/dd/yy)  Code    V               (D)              and 4)      (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Common Stock	    N/A                                                 17,662***
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------


============================================================================================================
***Previously reported.  Number of shares have been adjusted to reflect 1-for-4 reverse stock split effected on March 26, 2001. Total includes approximately 7,662 shares held in the issuer's employee 401K Plan as of 11/6/02 representing matching contributions to
Reporting Person's account since inception.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================

                                                                                                     10.
                                                                                            9.       Owner-
                                                                                            Number   ship
                                                                                            of       Form
           2.                                                                               Deriv-   of
           Conver-                 5.                              7.                       ative    Deriv-  11.
           sion                    Number of                       Title and Amount         Secur-   ative   Nature
           or                      Derivative     6.               of Underlying    8.      ities    Secur-  of
           Exer-           4.      Securities     Date             Securities       Price   Bene-    ity:    In-
           cise    3.      Trans-  Acquired (A)   Exercisable and  (Instr. 3 and 4) of      ficially Direct  direct
           Price   Trans-  action  or Disposed    Expiration Date  ---------------- Deriv-  Owned    (D) or  Bene-
1.         of      action  Code    of (D)         (Month/Day/Year)           Amount ative   at End   In-     ficial
Title of   Deriv-  Date    (Instr. (Instr. 3,     ----------------           or     Secur-  of       direct  Owner-
Derivative ative   (Month/ 8)      4 and 5)       Date     Expira-           Number ity     Month    (I)     ship
Security   Secur-  Day/    ------- -------------  Exer-    tion              of     (Instr. (Instr.  (Instr. (Instr.
(Instr. 3) ity     Year)   Code V  (A)      (D)   cisable  Date    Title     Shares 5)      4)        4)     4)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Incentive  $1.00    11/06/  A       13,750	   11/06/   11/06/ Common    13,750  $1.00   13,750   D
Stock                2002                          2002     2007   Stock
Option
(right to
buy)


---------------------------------------------------------------------------------------------------------------------
Non-Qual-  $1.01   11/12/   A       50,000	  11/12/   11/12/  Common    50,000  $1.01   50,000   D
ified               2001                           2002     2005   Stock
Stock
Option
(right to
buy)****

---------------------------------------------------------------------------------------------------------------------
Incentive  $4.124    10/1/          25,000	   10/1/    10/1/  Common    25,000  $4.124  25,000   D
Stock                1999                          1999     2009   Stock
Option
(right to
buy)*****

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------


=====================================================================================================================

Explanation of Responses: Stock options granted on 11/6/2002 under the 2000 Omnibus Equity Incentive Plan, all shares immediately vested and exercisable.


**** Previously reported.

***** Previously reported and adjusted to show reverse split of 3/26/2001.


/s/ Stephen D. Martino                                       11/07/2002
---------------------------------------------            --------------------
      **Signature of Reporting Person                             Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

	  * If the form is filed by more than one reporting person, see instruction 4(b)(v)

	  **Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.